UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                             SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


BARCLAYS PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER NAMED IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder            Account designation                    Holding



BANK OF IRELAND               4239749                               1,084,302

BANK OF NEW YORK              214075                                5,915,102

BANK OF NEW YORK              221428                                  866,143

BANK OF NEW YORK              367748                                2,907,094

BANK OF NEW YORK              392067                                3,326,323

BANK OF NEW YORK              392177                                  489,732

BANK OF NEW YORK              768198                                  216,933

BARCLAYS CAPITAL NOMINEES LIMI                                        565,420

BNP PARIBAS                                                           219,175

BNY (OCS) NOMINEES LTD        221476                                  382,174

BNY (OCS) NOMINEES LTD        387173                                   71,285

BOISS NOMINEES LTD            4224361                                 406,490

CHASE NOMINEES LTD            16376                                   527,631

CHASE NOMINEES LTD            16669                                   134,728

CHASE NOMINEES LTD            18243                                   123,823

CHASE NOMINEES LTD            19518                                   379,214

CHASE NOMINEES LTD            19519                                 2,634,098

CHASE NOMINEES LTD            19520                                   213,550

CHASE NOMINEES LTD            20947                                38,680,837

CHASE NOMINEES LTD            21359                                 1,483,196

CHASE NOMINEES LTD            25772                                   863,420

CHASE NOMINEES LTD            27793                                    66,723

CHASE NOMINEES LTD            27795                                   102,621

CHASE NOMINEES LTD            27797                                   138,568

CHASE NOMINEES LTD            27799                                   299,495

CHASE NOMINEES LTD            27800                                 1,037,801

CHASE NOMINEES LTD            28270                                   365,798

CHASE NOMINEES LTD            28270                                 1,172,155

CHASE NOMINEES LTD            31961                                 2,294,832

CIBC MELLON GLOBAL SECURITIES                                         132,574

CITIBANK                      6010613363                               86,613

CITIBANK                      6010640794                              253,843

CITIBANK                      6010782807                              462,289

DEUTSCHE BANK LONDON          8003168                                  30,331

HSBC                          813168                                  869,384

HSBC                          814537                                   80,198

HSBC                          845315                                   23,453

INVESTORS BANK AND TRUST CO                                            67,293

INVESTORS BANK AND TRUST CO                                         1,095,438

INVESTORS BANK AND TRUST CO                                         2,358,360

INVESTORS BANK AND TRUST CO                                         6,980,817

INVESTORS BANK AND TRUST CO                                           708,218

INVESTORS BANK AND TRUST CO                                            14,730

INVESTORS BANK AND TRUST CO                                           128,304

JP MORGAN (BGI CUSTODY)      16331                                   351,468

JP MORGAN (BGI CUSTODY)      16341                                 2,025,059

JP MORGAN (BGI CUSTODY)      16341                                   593,372

JP MORGAN (BGI CUSTODY)      16344                                   705,203

JP MORGAN (BGI CUSTODY)      16345                                 1,191,612

JP MORGAN (BGI CUSTODY)      16400                                10,298,369

JP MORGAN (BGI CUSTODY)      16612                                   415,341

JP MORGAN (BGI CUSTODY)      16621                                   277,635

JP MORGAN (BGI CUSTODY)      16644                                   636,237

JP MORGAN (BGI CUSTODY)      16901                                   181,820

JP MORGAN (BGI CUSTODY)      18409                                   469,969

JP MORGAN (BGI CUSTODY)      19514                                   175,421

JP MORGAN (BGI CUSTODY)      27795                                   445,925

JP MORGAN (BGI CUSTODY)      27799                                 1,267,446

JP MORGAN (BGI CUSTODY)      28166                                 3,027,976

JP MORGAN CHASE BANK                                                 340,332

JP MORGAN CHASE BANK                                                 190,590

JP MORGAN CHASE BANK                                                 409,555

JP MORGAN CHASE BANK                                                 633,980

JP MORGAN CHASE BANK                                                 550,285

MELLON BANK                ABGFZ872482                               827,679

MELLON BANK                TGGF0003002                               101,154

MELLON TRUST - BOSTON & SF                                           367,265

MELLON TRUST OF NEW ENGLAND                                          458,475

MIDLAND BANK (HSBC BANK PLC)  772823                               3,318,353

NORTHERN TRUST                BCP04                                   67,019

NORTHERN TRUST                CVS21                                1,242,437

NORTHERN TRUST                SCO06                                  303,975

NORTHERN TRUST                TNF01                                  532,061

NORTHERN TRUST                USF06                                  193,023

NORTHERN TRUST                USF12                                1,681,150

NORTHERN TRUST BANK - BGI SEPA                                       510,728

NORTHERN TRUST BANK - BGI SEPA                                       586,640

NORTHERN TRUST BANK - BGI SEPA                                       116,798

R C GREIG NOMINEES LIMITED A/C  BL1                                  119,587

R C GREIG NOMINEES LIMITED A/C  CM1                                   33,409

R C GREIG NOMINEES LIMITED GP1  GP1                                   30,098

R C GREIG NOMINEES LIMITED SA1  SA1                                   20,902

STATE STREET                    2RJ2                                 127,458

STATE STREET                    JD12                                 447,165

STATE STREET                    N3B6                                 200,097

STATE STREET                    N3YZ                                  27,706

ZEBAN NOMINEES LIMITED                                                21,700

ZEBAN NOMINEES LIMITED                                                 1,000

                              TOTAL                              115,783,982




5. Number of shares / amount of stock acquired


NOT NOTIFIED



6. Percentage of issued class


NOT NOTIFIED



7. Number of shares / amount of stock disposed


-



8. Percentage of issued class


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


HOLDING AS AT 16 FEBRUARY 2005



11. Date company informed


21 FEBRUARY 2005



12. Total holding following this notification


115,783,982



13. Total percentage holding of issued class following this notification


12.07%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 12.07%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 105,807,731 SHARES (11.03%) ON 27 JANUARY 2005.



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


21 FEBRUARY 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 21 February, 2005                      By   ____/s/ Luke Thomas____

                                                    (Signature)*